SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13D-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
 PURSUANT TO RULE 13d-2(b)
(Amendment No. 4)*
REVOLUTION LIGHTING TECHNOLOGIES, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
76155G107

(CUSIP Number)
December 31, 2017

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following page(s))

CUSIP No. 76155G107

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON American Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America - Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,663,350
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,663,350
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,663,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7%
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)	Name of Issuer: Revolution Lighting Technologies, Inc., a Delaware corporation
Item 1(b)	Address of Issuer's Principal Executive Office: 177 Broad Street, 12th Floor, Stamford, Connecticut 06901
Item 2(a)	Name of Person Filing: American Financial Group, Inc. ("AFG")
Item 2(b)	Address of Principal Business Office:
Great American Insurance Group Tower 301 East Fourth Street Cincinnati, Ohio 45202
Item 2(c)	Citizenship: U.S.A. – Ohio
Item 2(d)	Title of Class of Securities: Common Stock, par value $0.001 per share
Item 2(e)	CUSIP Number: 76155G107
Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), check whether the Person Filing is a: (g) a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
Item 4	Ownership
(a) See Item 9 of page 2.
(b) See Item 11 of page 2.
(c) See Items 5-8 of page 2.
Item 5	Ownership of 5% or Less of a Class: N/A
Item 6	Ownership of More Than 5% on Behalf of Another Person: N/A
Item 7	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company:
Great American Insurance Company (IC-Ohio) Great American Life Insurance Company (IC-Ohio)
Item 8	Identification and Classification of Members of the Group: N/A
Item 9	Notice of Dissolution of Group: N/A
Item 10
Certification:  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2018

American Financial Group, Inc. By: /s/ Mark A. Weiss Name: Mark A. Weiss Title: Vice President